EXHIBIT 1

LETTER TO BOARD OF DIRECTORS

February 20, 2015

Beau Armstrong

Chairman of the Board

Board of Directors

Stratus Properties

Dear Beau,

This past summer it was brought to my attention that you and certain directors were reluctant to make shareholder-friendly improvements to the company’s governance policies in order to “safeguard” other shareholders from my supposed designs on Stratus. I question the sincerity of this concern, but acknowledge that I am in receipt of your draft standstill agreement proposal, which contains far more restrictions on my ownership than is reasonable or was originally suggested to me. My response is below.

I own 1.4 million shares of Stratus accumulated in open market purchases between 1998 and 2001. Other than during that period, I have not bought or sold a share.

I have been the Company’s largest shareholder for more than ten years. Currently my position represents 17.5% of the company.

It is my understanding that your second largest shareholder owns 1.3 million shares, or 16.6% of the Company and has been holding the shares over a similar time frame. To the best of my knowledge, these shares were all purchased in the open market.

The third largest holder is LHCM holdings at 625,000 shares, or 7.8% of the company. This entity is controlled by your close personal friend James Moffett, who was issued his shares in a private transaction with the company at discount to the market, which was distressed at the time. The pricing reflected roughly half of book value. This holder hasn’t disclosed a single open-market purchase, yet has been designated a Board seat, when he already had an associate on the Board.

The ownership of the current Board members totals approximately 482,000 shares. It is my belief that the Board collectively has well under $1 million of personal funds invested in Stratus shares, exclusive shares acquired through compensation arrangements. The small ownership represented on the Board is particularly appalling considering the two most tenured members, who have held the positions for over 15 and 20 years, respectively, own less than $500,000 of Stratus shares – even when including their compensation-related shares.

The top three shareholders and the collective management/Board ownership represent highly sophisticated owners and total approximately 42% of the Company. Considering the distribution of this ownership, it stretches the imagination to fathom how any of these shareholders could take advantage of each other or smaller shareholders either by pursuing a takeover or thwarting one (as you have alleged in the past).

I have never made a tender offer for the company’s shares.

I have never threatened to make a tender offer.

My criticism of the Company is based on performance. The share price has been essentially stagnate for 10 years and has sold at a significant discount to net asset value for years. The Company has cumulatively lost money for years. Absent tiny share buy-backs, there has been no capital returned to shareholders.

This performance has taken place during at least two national real estate booms and while Austin has ranked near the top among all cities in most economic categories for years.

The overhead structure of the company has resulted in a depletion of assets and the future promises more of the same.

I do not want to run the company. My only interest in commenting on its business affairs is to convince the Board to: (i) drastically reduce management overhead and (ii) develop and implement a plan that focuses resources and capital on the company’s legacy land assets, which are underdeveloped and have been ignored for years.

In the above context, you will hopefully appreciate how insulting it is to be asked by this Board to subordinate my ownership in any form for the supposed protection of other shareholders, who are taking a beating at your hands.

As I have previous total the Board through Bill Lenehan. In return for removing the poison pill and de-staggering the board – now commonplace policies among well-run public companies – I will agree not to attempt to take control of the company. I further will agree that my ownership will at no time exceed 24.5%. Your proposal to me goes much further than the above, and seems to be a blatant attempt to inoculate management and the Board from basic accountability to its shareholders.

In its current form, the poison pill thwarts potential buyers of the company or its assets. A company with valuable assets that cannot make money or respectable returns over a period of many years probably should be sold.

The transparent purpose of the staggered board is to protect itself and management from its shareholders/investors.

Notwithstanding any terms stated herein, I retain all of my rights as a shareholder to participate in any actions that increase the value of the stock in the best interest of all shareholders. Increasing shareholder value should be the number one goal of the Board.

A very concerned shareholder.

Carl E. Berg

West Coast Venture Capital

10050 Bandley Drive

Cupertino, California

408 725 0700

Cc:

William Lenehan

James Leslie

Michael Madden

Charles Porter